1875 K Street N.W. Washington, DC 20006-1238
Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

December 4, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of the Trust, and pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), we have transmitted for filing with the Securities and Exchange Commission (the “SEC”) the Registration Statement on Form N-14 (the “Registration Statement”) relating to the reorganization of iShares Edge U.S. Fixed Income Balanced Risk ETF (the “Target Fund”), a series of iShares U.S. ETF Trust, with and into iShares Edge U.S. Fixed Income Balanced Risk ETF (the “Acquiring Fund”), a newly created series of the Trust (the “Reorganization”), on November 24, 2017. The Acquiring Fund was added as a series of the Trust per Post-Effective Amendment No. 1,832 filed on October 6, 2017.

Please note that the Registration Statement registers shares of the Acquiring Fund to be issued in the Reorganization. Please note further that the Registration Statement contains a Combined Prospectus/Information Statement because the Reorganization does not require shareholder approval. As more fully described in the Combined Prospectus/Information Statement, BlackRock Fund Advisors, the Target Fund’s and Acquiring Fund’s investment adviser, has proposed the Reorganization involving the Target Fund in order to convert the Target Fund from an actively managed exchange-traded fund (“ETF”) to a passively managed or index ETF as a series of the Trust.

Pursuant to Rule 488, the Registration Statement designates an effective date of December 26, 2017.

Any questions or comments on the Registration Statement should be directed to the undersigned at (202) 303-1124.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

Cc:	Patrick Ekeruo
Michael Gung
Nicole Hwang
Anne C. Choe
Juliet Y. Mun